Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

SBC Communications Inc. James D. Ellis Paul K. Mancini Wayne Watts Joseph E. Cosgrove, Jr. Danny A. Hoek 175 East Houston San Antonio, Texas 78205-2233 Phone: (210) 351-5059	SBC Communications Inc. Adam E. McKinney 208 S. Akard Room 3026 Dallas, Texas 75202 Phone: (214) 464-0209 Facsimile: (214) 464-5477

Brian W. Burnett (3772)
Callister Nebeker & McCullough
Gateway Tower East, Suite 900
10 East South Temple
Salt Lake City, UT 84133
Phone:  (801) 530-7428
Facsimile:  (801) 364-9127
brianburnett@cnmlaw.com

Theodore A. Livingston Christian F. Binnig Demetrios G. Metropoulos Angela O’Brien MAYER, BROWN, ROWE & MAW LLP 190 South LaSalle Chicago, IL 60603 Phone: (312) 782-0600 Facsimile: (312) 701-7711

Attorneys for SBC Communications Inc.	Attorneys for SBC Communications Inc.

Mary B. Tribby Holland & Hart LLP 555 17th Street, Suite 3200 Denver, Colorado 80202 Phone: (303) 295-8461 Facsimile: (303) 295-8261	Robert M. Pomeroy, Jr. Thorvald A. Nelson 8390 E. Crescent Parkway, Suite 400 Greenwood Village, Colorado 80111 Phone: (303) 290-1600 Facsimile: (303) 290-1606

Attorneys for AT&T	Attorneys for AT&T

James A. Holtkamp Holland & Hart LLP 60 E. South Temple, Suite 2000 Salt Lake City, Utah 84111-1031 Phone: (801) 595-7800 Facsimile: (801) 364-9124

Attorneys for AT&T

BEFORE THE PUBLIC SERVICE COMMISSION OF UTAH

Joint Application of	: Docket No. 05- -
:
SBC Communications Inc. and	:
:
AT&T Corp. (on Behalf of AT&T	:
Communications of the Mountain States,	:
Inc. and TCG Utah),	:
:
for Approval of Agreement	:
and Plan of Merger	:

JOINT APPLICATION

DISCLOSURE NOTICE

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258.  Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.  Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties.  Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry.  Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

TABLE OF CONTENTS

INTRODUCTION

I.	THE PARTIES

	A.	SBC Communications Inc. (“SBC”)
	B.	AT&T Corp. (“AT&T”)
	C.	Designated Contacts

II.	DESCRIPTION OF THE PLANNED TRANSACTION

III.	REQUEST FOR APPROVAL OF THE PLANNED MERGER

	A.	Statutory Authority
	B.	Jurisdictional Reservation

IV.	THE MERGER WILL SERVE THE PUBLIC INTEREST

	A.	General Benefits of the Proposed Merger
	B.	Post-Merger Competition
	C.	Quality of Service and Rates
	D.	The Financial Strength Of The Resulting Organization
	E.	Employment Outlook
	F.	Corporate Citizenship
	G.	The Authority of this Commission to Regulate Rates and Service
	H.	Related Governmental Filings

IV.	CONCLUSION

JOINT APPLICATION

1.                                       SBC Communications Inc. (“SBC”) and AT&T Corp. (“AT&T”) on behalf of AT&T Communications of the Mountain States, Inc. (“AT&T-UT”) and TCG Utah (“TCG”),  the Joint Applicants in this proceeding, hereby submit this Joint Application.  With this Application, Joint Applicants seek an Order from the Public Service Commission of Utah (the “Commission”) approving the merger of SBC and AT&T, in accordance with the Agreement and Plan of Merger jointly entered into by SBC and AT&T on January 30, 2005, to the extent that such approval is necessary and legally appropriate under Utah Code Ann. §§ 54-4-28, 54-4-29 or 54-4-30.

2.                                       SBC is a Delaware Corporation with its principal place of business in San Antonio, Texas.  SBC is the holding company parent of (i) SBC Telecom, Inc., which is authorized to provide switched and dedicated, facilities-based and resold competitive local exchange and exchange access telecommunications services within Utah, and (ii) SBC Long Distance, which is authorized to provide competitive local exchange services (facilities-based and resold) and facilities-based interexchange services within the territory served by Qwest in Utah.  There will be no changes in the assets, ownership, or control of SBC Telecom or SBC Long Distance as a consequence of the merger.  AT&T is a New York corporation with its principal place of business in Bedminster, New Jersey.  AT&T is the holding company parent of (i) AT&T-UT, which is authorized to provide local exchange service, resale or facilities-based interexchange service, private line and access services within the territory served by Qwest in Utah, and statewide interexchange services, and (ii) TCG, which is authorized to provide local exchange service and other public telecommunications services (facilities-based or resale) within the territory served by Qwest in Utah.  There will be no change in the assets or ownership of

AT&T-UT, TCG, or any other AT&T-controlled entity certificated by the Commission, as a result of the merger.  Rather, the merger will effect an indirect change in the control of these certificated AT&T subsidiaries upon consummation of the merger, as SBC will become the corporate parent of AT&T.  Neither SBC Long Distance, SBC Telecom, AT&T-UT, nor TCG is an incumbent local exchange carrier, as that term is defined in the federal Communications Act of 1934, as amended.

INTRODUCTION

3.                                       The combination of the national and international operations of SBC and AT&T will serve the public interest.  This proposed transaction responds to profound technological and marketplace changes by bringing together two U.S. companies with complementary strengths so that they might serve their customers better.  Together, SBC and AT&T will be poised to deliver better, innovative products and services to consumers and business customers, and to accelerate the deployment of advanced, next-generation Internet Protocol (“IP”) networks and services, more so than either company could provide on a stand-alone basis.  The combined organization will be a more innovative and financially stronger company and, thus, better able to meet the needs of all its customers.

Significant Public Interest Benefits Will Flow From the Merger

4.                                       Significant public interest benefits will flow to both residential and business customers by combining two companies with complementary strengths.  SBC brings to the merger its financial strength and a range of voice, data, broadband, and related services that it provides to residential, business, and wholesale customers, primarily on a local and regional basis.  AT&T brings a global presence in 50 countries, national and global IP-based networks, a portfolio of data and IP services, hosting, security and professional services, technology leadership through AT&T Labs, skilled networking capabilities, and a base of government and large business customers.

5.                                       The merger will result in increased innovation and prompt the development of services that would otherwise not exist.  The merger will increase incentives for investment in innovation and facilitate a wider and swifter diffusion of the innovation that emerges from AT&T Labs, which is one of the world’s leading corporate research and development organizations.  As a result, residential and small business customers should ultimately enjoy capabilities that, but for the merger, would likely be available only to the largest business and government customers.

6.                                       The merged organization will offer a broader array of services to a broader spectrum of customers than either company would on its own.  As a result of the combination of the SBC and AT&T networks, transport will be more efficient, reliability will increase, and the quality of service will be higher on the combined organization’s network.

7.                                       SBC and AT&T anticipate that the combined company will be better able to compete using VoIP than either company standing alone.  Prior to its decision to cease actively marketing mass market land-line voice service, AT&T had developed a Voice over Internet Protocol (“VoIP”) service, known as AT&T “CallVantage” Service.  By joining together AT&T’s VoIP platform and SBC’s traditional consumer focus and financial resources, the merger will permit the combined company to deploy VoIP to both business and mass market customers more aggressively and effectively, both in and out of SBC’s region.

8.                                       This transaction will benefit customers throughout the country and internationally.  The merger will create a vigorous U.S.-based carrier with global reach by combining AT&T’s network that spans 50 countries and AT&T Labs’ technological innovation with SBC’s financial strength and local exchange, broadband, and wireless solutions.

Response to Technological and Marketplace Changes

9.                                       The Telecommunications Act of 1996 (the “1996 Act”) removed barriers to competitive entry in local exchange and long distance services.  No longer are providers restricted to specific lines of business or geographic territories, and the result has been lower prices, expanded output, and a wide diversity of suppliers of a multitude of products and services.

10.                                 At the same time, the industry has experienced unprecedented innovation.  New technologies have advanced at a rapid rate to challenge and displace traditional communications services.  Wireline and wireless networks are far more robust, faster, and with greater bandwidth at all levels than they were just a few years ago.  The growth of national wireless networks and the development of new wireless technologies have provided alternatives for consumers of voice and data services.  The shift from dial-up to broadband Internet access—first via cable modems, then through massive investment in DSL—has unleashed a dramatic expansion of the content and service available to tens of millions of Americans.  The widespread adoption of broadband connections to the Internet has led to Voice over Internet Protocol (“VoIP”).  Cable operators and others are rapidly exploiting this technology to compete more aggressively for voice services, including in packages with video and high-speed Internet access.  Comcast, for example, has committed to make VoIP available to more than 21 million customers by 2006.(1)

11.                                 These developments underscore why the merger of SBC and AT&T provides such an ideal opportunity at this juncture, when intermodal competitors (wireless and cable in

(1)                                  Press Release, Comcast Investor Relations (Jan. 10, 2005), available at http://www.cmcsk.com/phoenix.zhtml?c=118591&p=irol-newsArticle&ID=660894&highlight=.

particular) are challenging the traditional networks.  The existence of separate local and long distance companies no longer benefits consumers.  But neither SBC nor AT&T standing alone has the assets and expertise necessary to assemble a true nationwide end-to-end broadband network that is capable of serving all segments of the communications market.

12.                                 Indeed, the continuing entry of new competitors and the introduction of new technologies has pushed carriers to accelerate investment in their networks, not only to support the voice and data services of the 1990s, but also to introduce and deploy widely the full suite of IP-platform voice, data, and video services of the packetized age.

13.                                 A decade of technological changes also has led to financial reverses and a shakeout in the industry.  Business failures, retrenchments, and product shifts have led to the elimination of hundreds of thousands of jobs, and the loss of more than $2 trillion in market value.  And since the dot-com and tech meltdowns, the capital markets have recognized the increased business risks inherent in the communications industry, which has constrained access to capital while increasing its costs.

14.                                 This transaction responds to these developments by bringing together SBC and AT&T to create a more competitive and more enduring global competitor than either company would be alone.  The combined organization will be capable of delivering the advanced network technologies necessary to offer integrated, innovative, high-quality and competitively priced communications and information services to meet the evolving needs of customers worldwide.

Competition Will Not Be Impaired

15.                                 In addition to the merger’s other public interest benefits, it will not reduce competition.  In the current IP world, voice and data services are both merely the transmission of bits over the same network.  These IP-based services are rapidly becoming available to mass market and business customers.  Likewise, with wireless communications becoming increasingly widespread, assessment of the effect of the merger on competition cannot ignore the very substantial and growing substitution of wireless for wireline service by both consumers and businesses.  Indeed, in 2005, for the first time, there will be more wireless than wireline connections in the United States.(2) Substitution of wireless minutes for wireline usage has been growing at a rapid pace, and an increasing number of consumers are pulling their second lines or even completely “cutting the cord.”  The introduction of 3G wireless services will intensify this trend.  In an environment where wireline carriers compete with cable operators, other VoIP providers, wireless carriers and others, this transaction will not reduce competition.  Rather, by pairing the complementary strengths of the two companies, it will enhance competition and benefit all types of customers.

16.                                 That same conclusion follows when focusing on the wireline segment of the market.  The operations of the two companies are largely complementary – AT&T is focused on national and global enterprise customers with sophisticated needs, while SBC focuses on residential consumers and smaller and regional businesses whose operations are primarily inside SBC’s 13-state region.  Moreover, in each segment in which the companies compete, there are numerous other competitors and no likelihood of anti-competitive effects.

17.                                 The merger will not diminish competition for mass market customers.  Well before the merger, AT&T made a unilateral decision to discontinue actively marketing local and long distance service to residential and small business customers.  As evidenced by AT&T’s pre-merger activities, it is clear that AT&T’s decision is irreversible.  AT&T has already dismantled

(2)                                  Frost & Sullivan, “U.S. Communication Services Market Overview and Future Outlook,” at 89 (2004).

infrastructure required to recruit new mass market customers by shutting call centers, dismissing marketing personnel, and terminating vendor contracts.

18.                                 Not only will AT&T no longer be an active competitor for mass market customers, but increasingly the competition for such customers is coming from cable operators offering VoIP and other IP-based services, other VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs.  For all these reasons, the merger will have no adverse effect on mass market competition.

19.                                 Nor will the merger have an adverse effect on the highly competitive business segments of the market.  These segments of the communications industry have long been vigorously competitive, with numerous competitors and sophisticated customers.  In re Motion of AT&T Corp. To Be Reclassified as a Non-Dominant Carrier, Order, 11 FCC Rcd. 3271, 3306 ¶ 65, 3308 ¶ 71 (1995) (“AT&T Non-Dominance Order”).  The services provided are often differentiated from one customer to the next; and many competitors with different strategies and competitive strengths are competing for these customers.

20.                                 As discussed above and below, SBC’s services and those offered by AT&T are largely complementary.  SBC and AT&T typically focus on different types of enterprise opportunities.  SBC’s strength is in the sale of services to small and medium-sized businesses with a high percentage of their facilities in SBC’s 13 in-region states.  AT&T’s strength is in the sale of services nationwide and globally to large multi-location businesses.  As a combined organization, they will be able to offer a portfolio of services suitable for any customer.  The merger will allow the combined organization to increase and accelerate investment in its network and to make new innovative services available to mid-sized and smaller businesses, to a greater extent than either SBC or AT&T could do on a stand-alone basis.

No Effect on Commission Jurisdiction

21.                                 Following the merger, as described more completely below in Section II, AT&T will become a wholly-owned first tier subsidiary of SBC.  The merger will be transparent and seamless for the customers of the operating subsidiaries of AT&T in Utah.  The Commission will retain the same regulatory authority that it possesses today over the AT&T subsidiaries that are certificated by this Commission and subject to its regulatory authority.

22.                                 In sum, the merger of SBC and AT&T is in the public interest.  The merger will permit the Applicants’ operating subsidiaries to continue providing existing services at just and reasonable rates, will augment competitive markets nationwide, and will not adversely affect this Commission’s authority to regulate the AT&T and SBC operating subsidiaries subject to the Commission’s jurisdiction.  Indeed, the merger will enhance the abilities of all operating subsidiaries to offer a broad array of existing and emerging telecommunications and information services by bringing together two industry leaders with complementary strengths and by capitalizing on the synergies related to the companies’ shared values of customer service, innovation, and reliability

23.                                 The Joint Applicants respectfully submit that the public interest will be served if the proposed merger, explained more fully below, is permitted to be consummated quickly.  The Joint Applicants offer the following additional information in support of this Application:

I.                                         THE APPLICANTS

A.                                    SBC Communications Inc. (“SBC”)

24.                                 SBC Communications Inc. is a Delaware corporation with headquarters at 175 East Houston, San Antonio, Texas 78205-2233.  SBC is a voice, data, and Internet services provider for residential, business, and government customers, mostly in a 13-state region.  SBC serves 52.4 million access lines and has 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers.  Through alliances with GSM-based providers, Cingular offers coverage in 170 countries worldwide.  SBC is also making a $4 billion investment to bring next-generation Internet Protocol-based (“IP-based”) services to 18 million households within 3 years. A more detailed description of SBC’s business is provided in Exhibit D hereto.(3)

B.                                    AT&T Corp. (“AT&T”)

25.                                 AT&T is a New York holding corporation with headquarters at One AT&T Way, Bedminster, New Jersey 07921.  AT&T provides domestic and international voice and data communications services to residential, business, and government customers in the United States and around the world.  AT&T operates sophisticated global communications networks that support IP as well as other data and voice traffic.  AT&T’s network operations are supported by AT&T Laboratories, a world-leading source of research and development.  A more detailed description of AT&T’s business is provided in Exhibit E hereto.

(3)                                  SBC is the holding company parent of two subsidiaries that are certificated to provide competitive telecommunications services in the State of Utah, but that are not involved in the proposed merger transaction.  See Ex. A hereto.  The first, SBC Telecom, Inc., is a Delaware corporation headquartered at 1010 N. St. Mary’s Street, Room 14-J, San Antonio, TX 78215.  SBC Telecom is authorized to provide switched and dedicated, facilities-based and resold competitive local exchange and interexchange services pursuant to certification granted by this Commission on May 10, 2000, in Docket No. 99-2301-01, as amended by the Amended Report and Order dated February 23, 2001 in that Docket.

The second subsidiary, SBC Long Distance, is a Delaware corporation headquartered at 5850 W. Las Positas Boulevard, Pleasanton, CA 94588.  SBC Long Distance is authorized to provide competitive local exchange services (facilities-based and resold) and facilities-based interexchange service within the territory served by Qwest, pursuant to certification granted by this Commission on September 22, 2004 (Docket Nos. 04-2427-01 & -02).

On November 18, 2004, SBC Telecom, Inc. and SBC Long Distance filed a Joint Application seeking Commission approval of the transfer of SBC Telecom’s certification and associated tariff filings, interconnection agreements, and customer agreements to SBC Long Distance.  That request is now pending before the Commission (Docket No. 04-2427-04).  The merger of SBC and AT&T does not affect that separate transfer.

26.                                 AT&T is the holding company parent of AT&T Communications of the Mountain States, Inc. (“AT&T-UT”), a Colorado corporation headquartered at One AT&T Way, Bedminster, NJ 07921.  AT&T-UT is a wholly-owned subsidiary of AT&T and is authorized to provide resale or facilities-based interexchange, private line and access services, local exchange, and statewide interexchange services within the territory served by Qwest, pursuant to a Certificate of Public Convenience And Necessity granted by this Commission on August 13, 1996, in Case No. 96-087-01, and also is authorized to provide interexchange telecommunications services in Utah.  See Exhibit B.

27.                                 AT&T is the holding company parent of Teleport Communications Group, Inc., which is the holding company parent of TCG Utah (“TCG”), a general partnership.  TCG is authorized to provide local exchange and other public telecommunications services (resale or facilities-based) within the territory served by Qwest, pursuant to a Certificate of Public Convenience And Necessity granted by this Commission on October 24, 1996, in Docket No. 96-2211-01.  See Exhibit B.

C.                                    Designated Contacts

1.                                      SBC Contacts

SBC Communications Inc.

James D. Ellis

Paul K. Mancini

Wayne Watts

Joseph E. Cosgrove, Jr.

Danny A. Hoek

175 East Houston

San Antonio, Texas 78205-2233

(210) 351-5059

SBC Communications Inc.

Adam E. McKinney

208 S. Akard

Room 3026

Dallas, Texas  75202

(214) 464-0209

Theodore A. Livingston

Christian F. Binnig

Demetrios G. Metropoulos

Angela D. O’Brien

MAYER, BROWN, ROWE & MAW LLP

190 S. LaSalle Street

Chicago, IL 60603

Telephone: (312) 782-0600

Facsimile: (312) 701-7711

Brian W. Burnett (3772)

Callister Nebeker & McCullough

Gateway Tower East, Suite 900

10 East South Temple

Salt Lake City, UT 84133

Phone:  (801)530-7428

Facsimile:  (801)364-9127

brianburnett@cnmlaw.com

2.                                      AT&T Contacts

Thomas C. Pelto

AT&T

1875 Lawrence Street, Suite 1500

Denver, Colorado 80202

Mary B. Tribby

Holland & Hart LLP

555 17th Street, Suite 3200

Denver, Colorado 80202

Tel. (303) 295-8461

Fax. (303) 295-8261

Attorneys for AT&T

II.                                     DESCRIPTION OF THE PLANNED TRANSACTION

28.                                 On January 30, 2005, SBC and AT&T entered into an Agreement and Plan of Merger (“Merger Agreement”).  A copy of the Merger Agreement is attached hereto as Exhibit C.

29.                                 The Merger Agreement provides for a business combination (“merger”) of SBC and AT&T pursuant to which SBC will acquire 100% of the ownership and control of AT&T and AT&T will be merged into a wholly owned first tier subsidiary of SBC.  The SBC subsidiary is a newly formed entity, created for the specific purpose of this transaction, named Tau Merger Sub Corporation (“Tau”).  AT&T will be the surviving entity of the merger with Tau for all legal purposes and the combined entity will retain the name AT&T Corp.

30.                                 In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

31.                                 The merger will not impede the Commission’s ability to regulate and effectively audit the intrastate operations of SBC Long Distance, SBC Telecom, AT&T-UT, TCG, or any other entities (if any) certificated by this Commission that are under the direct or indirect control of AT&T.  Upon consummation of the merger, those entities will continue to hold all of the state certificates that they currently hold.   There will be no transfer of assets of those certificated entities in connection with the merger.

III.                                 REQUEST FOR APPROVAL OF THE PLANNED MERGER

A.                                    Statutory Authority

32.                                 Commission approval is required if (1) one public utility combines, merges, or consolidates “with another public utility engaged in the same general line of business in this state” (Utah Code Ann. 54-4-28);  (2) a public utility purchases or otherwise acquires “the voting securities or the secured obligations of any other public utility engaged in the same general line of business” (54-4-29); or (3) a public utility acquires “the plants, facilities, equipment or properties of any other public utility engaged in the same general line of business in this state” (54-4-30).(4)  Approval is granted “only after investigation and hearing and finding that such proposed merger, consolidation or combination is in the public interest.”  54-4-28; see also 54-4-29; 54-4-30.  The Commission then determines whether the transaction “provides a net positive benefit to the public.”  Report and Order, Docket No. 99-049-41, Re Qwest Communications Corp., 202 P.U.R.4th 390 (Utah PSC issued June 9, 2000).

33.                                 The Commission has applied the statutes set forth above to a merger of holding companies.  As the Commission stated in its Report and Order, Docket No. 99-049-41, issued June 9, 2000:

Since the statute charges the Commission with ensuring that the conditions which merited granting the certificates in the first instance remain intact, the issue of whether the Commission has jurisdiction over the merger or just over the determination that the resulting corporate structure meets the conditions required to hold certificates renders the discussion moot. Either the Commission can approve or disapprove the merger, or it can evaluate the ongoing validity of the subsidiaries’ separate certificates post

(4)                                  See also Utah Admin. Code R746-401-3(B) (“Each public utility shall file with the Commission, at least 30 days before it is being consummated, a report of the sale, transfer or other disposition by that utility of utility assets having a book cost allocated to Utah in excess of the lesser of ten million dollars or five percent of gross investment in utility plant devoted to Utah service at the latest balance sheet date as set forth in its most recent annual report on file with the Commission.”).

merger. In one case or the other, the Commission has the authority to examine the effect of the resulting corporate structure on utility operations under the certificates held by the subsidiaries of the merging parent corporations.

B.                                    Jurisdictional Reservation

34.                                 Based on the structure of the merger transaction, the Commission may not be required, or have jurisdiction under Utah Code Ann. §§ 54-4-28, 54-4-29 or 54-4-30, or any other provision of Utah law, to approve the merger.  AT&T-UT, TCG, SBC Long Distance, and SBC Telecom will not combine, merge or consolidate in the merger transaction.  Neither AT&T-UT, TCG, SBC Long Distance, nor SBC Telecom will purchase or acquire any of the voting securities or secured obligations of the other in the merger.  Neither AT&T-UT, TCG, SBC Long Distance, nor SBC Telecom will acquire by lease, purchase or otherwise, the plants, facilities, equipment or properties of the other in the merger.  SBC and AT&T reserve the right to withdraw this Joint Application at any time or to challenge the Commission’s jurisdiction to approve the merger.(5)

IV.                                THE MERGER WILL SERVE THE PUBLIC INTEREST

A.                                    General Benefits of the Proposed Merger

35.                                 The Joint Applicants respectfully submit that the merger of SBC and AT&T will clearly and demonstrably benefit the public interest.  It responds to major technological, marketplace, and regulatory changes promoting facilities-based competition in all communications service markets by bringing together two companies with complementary strengths, product sets, and customer bases.  Together, SBC and AT&T will be positioned for

(5)                                  Based upon the nature of the merger, Utah Administrative Code R746-401-3(B) may not be applicable.  However, much of the information requested by the rule is contained in this Joint Application, or in reports filed with the Commission which contain information regarding the book costs and accumulated depreciation or amortization of the assets of SBC Telecom, SBC Long Distance, AT&T-UT, and TCG.

success in a rapidly changing industry, making the transition from legacy technologies to advanced, next generation Internet Protocol (“IP”) networks and services.  The combined business organization will be stronger, more effective, more responsive, and more innovative, and thus better able to meet the needs and demands of its customers – enterprise, small and medium-sized business, government and mass market.

36.                                 The public will benefit from the merger’s creation of a vigorous U.S. carrier with global reach.  AT&T’s network, which spans more than 50 countries, and AT&T Labs’ technological prowess will be combined with SBC’s financial strength and local exchange, broadband, and wireless capabilities.  The transaction thus will maintain American leadership in communications and allow the combined organization to continue to compete successfully for global business.  The telecom sector has been a driving force in the American economy, with a significant impact on investment, employment and productivity.  By perpetuating American leadership in telecommunications, the merger will benefit all Americans.

37.                                 The merger will strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including the White House, the Department of Homeland Security, the Department of State, the Department of Defense, and the State of Utah.  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more robust capabilities to meet future needs.

38.                                 The merger will increase innovation and investment, which will make existing services more efficient and prompt the development of new services that would otherwise not exist.  The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that, but for the merger, would likely be available only to the largest business and government customers.  And once the SBC and AT&T networks are combined as part of one organization, transport will be more efficient, reliability will increase, and the quality of service will be higher.

39.                                 Other synergies will also result from this transaction, including (a) more rapid and broader deployment of IP-based services; (b) a broader, more efficient deployment of new, innovative services on multiprotocol label switching (“MPLS”) networks; (c) the enhancement of the combined organization’s ability to serve business customers that demand facilities-based, end-to-end services; (d) the closing of product line gaps; (e) the integration of wireless functionalities into large business customer product offerings; and (f) the creation of substantial additional cost savings, including savings in both the fixed and variable costs.

B.                                    Post-Merger Competition

40.                                 The merger will not adversely affect competition in the provision of services to businesses in Utah.  There already are other providers that are capable of providing services to business customers in Utah, including the principal incumbent local exchange carrier, Qwest.  The Commission’s October 2004 report on The Status of Telecommunications Competition in Utah notes that Qwest controls the majority (53 percent) of business lines in its service area, while CLECs hold an impressive 47 percent share.  That report also points out that 85 CLECs hold certificates; 34 of them currently provide service; and 15 of them serve more than 1,000 local exchange lines.  The largest CLECs, in terms of lines served, are Comcast Phone of Utah, XO Utah, and McLeodUSA.

41.                                 By creating a new business combination that is stronger than the sum of its parts, the merger of SBC and AT&T will allow development of new technologies, and improvement of existing services.  A strong combined SBC and AT&T will be able to deliver the advanced networks and services required by American businesses to succeed.

42.                                 SBC’s services and those offered by AT&T are largely complementary.  SBC’s strength is in the sale of services to small and medium-sized businesses with a high percentage of their facilities in SBC’s 13 in-region states, while AT&T’s strength is the sale of services nationwide and globally to large multi-location businesses.

43.                                 The merger will not diminish competition for mass market customers.  AT&T made an irreversible pre-merger decision to discontinue actively marketing local and long distance service to residential and small business customers.  AT&T has already dismantled infrastructure required to recruit new mass market customers by shutting call centers, dismissing marketing personnel, and terminating vendor contracts.

44.                                 Moreover, the competition for such customers increasingly is coming from cable operators, VoIP providers, and wireless carriers,(6)  in addition to traditional competitors such as ILECs and CLECs.  In addition to the leading incumbent local exchange carrier, Qwest, there are numerous other communications service providers, including Comcast Phone of Utah and McLeodUSA, competing for customers in the mass market in Utah.  According to the Commission’s October 2004 report on telecommunications competition, Qwest had a market share of 85 percent of residential lines within its service area.  CLECs have achieved steady and

(6)                                  As of June 30, 2004, according to the FCC’s December 2004 Local Competition Report, there are at least nine wireless carriers serving customers in Utah (carriers with under 10,000 subscribers in a state were not required to report, and thus may not be included in that figure).  As of June 30, 2004 those carriers served over 1.2 million subscribers, a 12 percent increase from June 2003.

significant growth, as their market share of residential lines in the Qwest service area has more than doubled since 2001.  Further, as noted above, the report states that 85 CLECs hold certificates, with 34 currently providing service and 15 serving more than 1,000 local exchange lines apiece.  In addition, major cable operators – which together serve approximately 85 percent of U.S. households – have begun aggressively moving to offer VoIP on a nationwide basis, prompting analysts to predict that the growth of VoIP “poses a significant competitive challenge” to incumbent telephone companies.(7)  The Commission’s October 2004 report states that Qwest and Vonage already provide VoIP service, and that MCI, Covad, Verizon and Comcast have all announced plans to offer VoIP in the near future.  According to the FCC’s December 2004 Report on High Speed Internet Access, as of June 30, 2004, there were 19 providers of high speed access lines operating in Utah, and the number of Utah customers subscribing to high speed Internet access services has shown substantial growth, with over 198,000 high speed lines in service in Utah as of June 30, 2004, compared to less than 12,000 high speed lines in service as of December 31, 1999.  For all these reasons, the merger will have no adverse effect on mass market competition.  Rather, increased investment and innovation and broader deployment of new services made possible by the merger will benefit consumers.

45.                                 The merger also raises no competitive issues for Internet, wireless, or international services.  With respect to Internet services, in instances where SBC and AT&T compete against each other (the Internet backbone and retail narrowband sector), the level of concentration is low today, and the increase in concentration that would result from this transaction will not be material.  AT&T does not compete in the provision of retail broadband mass market services.  Likewise, AT&T has no present or planned facilities-based mobile

(7)                                  Wireline Section, Communications Daily, Apr. 13, 2004 (quoting Standard & Poor’s).

wireless service operations and resells wireless services to only a few thousand residential consumers under a legacy arrangement with AT&T Wireless that was terminated last year.  Finally, SBC has only very limited, resale-based retail international product offerings.  Therefore, the combination of SBC and AT&T will not significantly increase concentration in the retail provision of service on U.S. international routes, which are, in any event, today served by numerous large facilities-based and resale providers.

C.                                    Quality of Service and Rates

46.                                 The proposed merger will not adversely affect the availability and quality of the service currently offered by any of the SBC and AT&T entities certificated to operate in Utah.  All of those entities will continue to exist in their current form upon consummation of the merger, and the merger will not affect the rates, terms, or conditions of service that those entities currently provide to their customers.  In general, the merger will be transparent to Utah customers of those certificated entities.

47.                                 The combined organization of SBC and AT&T will be able to offer new technologies to the consumer and corporate markets in more rapid fashion, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.  The combined organization will be able to draw upon the expertise, capabilities, and talents of its combined force of personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered.  In particular, many of the technological innovations of AT&T Labs, which heretofore have been implemented for the benefit of AT&T’s predominately high-end, large enterprise customers, are expected to have broader application to the small and medium business and mass market customers that will be served by the combined organization.  These include (a) IP-based video services, (b) speech and text technologies for visually-, hearing-, and speech-impaired customers, (c) fraud reduction and security services, (d) e-commerce capabilities, and (e) service provisioning and repair systems.  And the increased capital expenditures of the combined organization will accelerate the pace at which these new and improved services are deployed.

D.                                    The Financial Strength of the Resulting Organization

48.                                 The merger will create an organization that will enjoy enhanced financial health and vigor, which will affirmatively benefit the public.  Recent years have proven difficult for the telecommunications industry, and reduced revenues and diminished market capitalizations are expected in the future.  The merger of AT&T with a financially strong company will substantially improve AT&T’s access to capital at favorable rates, which in turn will positively impact AT&T’s ability to raise necessary capital and to maintain a reasonable capital structure. The synergies created by this merger will strengthen the combined organization through reduced costs, increased productivity, and augmented revenues.  The estimated net present value of these operating and capital expense synergies is $15 billion.  And the positive impact of AT&T’s ability to raise necessary capital and maintain a reasonable capital structure, as noted above, will inure to the benefit of AT&T’s subsidiaries.

E.                                      Employment Outlook

49.                                 The merger of SBC and AT&T will create a much stronger job outlook for the combined organization.  As a result of the recent financial downturn in the telecommunications industry, hundreds of thousands of jobs have been lost.  Neither SBC nor AT&T has been immune.  Since 1999, AT&T has reduced its workforce from over 100,000 employees to approximately 47,000.  SBC likewise has continued to reduce its workforce.  While nearly every corporate merger involves a short-term reduction of jobs because of the desire to improve productivity by eliminating redundant and inefficient systems, SBC and AT&T expect that on a nationwide basis this merger should produce more jobs in the long term than if the companies continued operations independently.

50.                                 The merger will position the combined organization for growth, which in time should produce jobs.  By creating a new business combination that is stronger than the sum of its parts, the merger of SBC and AT&T will allow development of new technologies and improvement of currently existing services.  Furthermore, the workforce-related benefits of this merger extend beyond the combined organization’s employment needs.  A strong combined SBC and AT&T will be able to deliver the advanced networks and services required by American businesses to succeed, which in turn creates more jobs in the economy at large.

51.                                 Both of the unions representing SBC and AT&T workers—the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”)—have expressed their support of the merger.  As Morton Bahr, the President of the CWA, stated on January 31, 2005, “[w]ith the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.”  Statement of CWA President Morton Bahr, attached hereto as Exhibit F.  The IBEW similarly cheered the merger:  “The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike.  The joining of forces by two major players in the industry could be a major step toward this goal.”  Statement of IBEW President Edwin D. Hill, January 31, 2005, attached hereto as Exhibit G.

F.                                      Corporate Citizenship

52.                                 As a result of the merger, and the synergies that will enhance their financial status, SBC, AT&T, and their certificated operating subsidiaries in Utah will continue their traditions of community involvement and good corporate citizenship.

G.                                    The Authority of This Commission to Regulate Rates and Service

53.                                 The approval of this merger will not impair, compromise, or in any material way alter the Commission’s authority to regulate the AT&T and SBC subsidiary or subsidiaries currently operating in Utah pursuant to this Commission’s certifications.  Upon completion of the merger, the Commission will retain authority over the rates, services, and responsibilities of those certificated entities in accordance with applicable law to the same extent that it does today.

H.                                    Related Governmental Filings

54.                                 In addition to filings with the Commission, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger.  For example, the Federal Communications Commission (“FCC”) will undertake a detailed review of the merger.  In addition, the Department of Justice will conduct its own review of the competitive aspects of this transaction, and some state commissions may review the merger.  SBC and AT&T also will make certain notifications to or filings with regulatory authorities in numerous countries in which SBC or AT&T hold direct or indirect investments in telecommunications companies.

V.                                    CONCLUSION

55.                                 Wherefore, for the foregoing reasons, SBC and AT&T respectfully request that the Commission approve this Application and grant any other relief deemed necessary and appropriate to effectuate the Plan of Merger.

Dated this 28th day of February, 2005

SBC COMMUNICATIONS INC.

By:
Brian W. Burnett (3772) Callister Nebeker & McCullough Gateway Tower East, Suite 900 10 East South Temple Salt Lake City, UT 84133 Phone: (801)530-7428 Facsimile: (801)364-9127 brianburnett@cnmlaw.com

AT&T CORP.

By:
Mary B. Tribby Holland & Hart LLP 555 17th Street, Suite 3200 Denver, Colorado 80202 Tel. (303) 295-8461 Fax. (303) 295-8261

Robert M. Pomeroy, Jr. Thorvald A. Nelson 8390 E. Crescent Parkway, Suite 400 Greenwood Village, Colorado 80111 Tel. (303) 290-1600 Fax. (303) 290-1606

James A. Holtkamp Holland & Hart LLP 60 E. South Temple, Suite 2000 Salt Lake City, Utah 84111-1031 Tel. (801) 595-7800 Facsimile (801) 364-9124

LIST OF EXHIBITS

EXHIBIT A	Utah Authorizations Held By Subsidiaries of SBC Communications Inc.

EXHIBIT B	Utah Authorizations Held By AT&T Communications of the Mountain States, Inc. and TCG Utah.

EXHIBIT C	Merger Agreement

EXHIBIT D	SBC Communications Inc. 2003 Form 10-K

EXHIBIT E	AT&T Corp. 2003 Form 10-K

EXHIBIT F	Statement of CWA President Morton Bahr

EXHIBIT G	Statement of IBEW President Edwin D. Hill

EXHIBIT A

SBC COMMUNICATIONS INC.

UTAH AUTHORIZATIONS
HELD BY SUBSIDIARIES OF SBC COMMUNICATIONS INC.

SBC Telecom, Inc.

Docket No. 99-2301-01 (May 10, 2000; Feb. 23, 2001)

Southwestern Bell Communications Services, Inc. d/b/a SBC Long Distance

Docket Nos. 04-2427-01 and -02 (Sept. 22, 2004)

EXHIBIT B

AT&T CORP.
UTAH AUTHORIZATIONS
HELD BY AT&T COMMUNICATIONS OF THE MOUNTAIN STATES, INC.
AND TCG UTAH

AT&T Communications of the Mountain States, Inc.

Case Number 96-087-01 (August 13, 1996)

TCG Utah

Docket No. 96-2211-01 (Oct. 24, 1996)

EXHIBIT C

SBC COMMUNICATIONS INC./ AT&T CORP. MERGER AGREEMENT

EXHIBIT D

SBC COMMUNICATIONS INC.

FORM 10-K
FISCAL YEAR 2003

EXHIBIT E

AT&T CORP.

FORM 10-K/A
FISCAL YEAR 2003

EXHIBIT F

STATEMENT OF CWA PRESIDENT MORTON BAHR

NEWS RELEASE For Immediate Release 1/31/2005	For More Information: Jeff Miller or Candice Johnson CWA Communications, 202-434-1168

Statement by the Communications Workers of America on SBC’s Proposed Purchase of AT&T

President Morton Bahr of the Communications Workers of America issued the following statement on SBC’s purchase of AT&T. CWA represents 15,000 employees at AT&T and 95,000 at SBC.

SBC’s purchase of AT&T makes good business sense, and it could be good news for customers and employees as well as shareholders of both companies. Such a merger creates a strong U.S. competitor in the global telecom marketplace with the resources to substantially advance the rollout of high-speed broadband and other services and drive economic growth and job expansion.

CWA’s concern is for the employment security and career opportunity of the employees we represent. In recent years, AT&T has been contracting its business and shedding jobs. With the integration of its operations into SBC, there is now the opportunity for a new strategy that instead focuses on dynamic growth and creation of new services and technologies.

We look forward to discussing the companies’ plans in more detail as we talk with SBC and AT&T executives in the coming days and weeks.

With the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.

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EXHIBIT G

STATEMENT OF IBEW PRESIDENT EDWIN D. HILL

For Immediate Release January 31, 2005	Contact: Jim Spellane 202 728-6014

Statement of the International Brotherhood of Electrical
Workers On SBC Purchase of AT&T

(Washington, DC) — International President Edwin D. Hill of the International Brotherhood of Electrical Workers (IBEW) issued the following statement on the purchase by SBC of AT&T. The IBEW currently represents 12,500 workers at SBC and 900 at AT&T.

“The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.

“As the telecom market becomes increasingly global in nature, it is imperative that U.S. companies have the ability to compete with anyone. The combined expertise and resources of SBC and AT&T create a company with significant strength in all facets of the industry and that is positioned to become a force in emerging technologies that are in increasing demand.

“We pledge to work with management of SBC and AT&T to ensure that this move will bring about a new era of progress for all concerned.”

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